UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PAR Technology Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

698884103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698884103	Schedule 13G

1	NAMES OF REPORTING PERSONS John W. Sammon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,073,218 (1)
	6	SHARED VOTING POWER 32,566
	7	SOLE DISPOSITIVE POWER 1,073,218 (1)
	8	SHARED DISPOSITIVE POWER 32,566

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,784 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% of Common Stock (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,073,218 shares held of record by the John W Sammon Revocable Trust, of which Mr. Sammon is the trustee.
(2)

Based on 26,864,741 shares of PAR Technology Corporation common stock outstanding as of November 2, 2021 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 698884103	Schedule 13G

1	NAMES OF REPORTING PERSONS Deanna Sammon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,566
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,566

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,566
10

  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

  ☒

Excludes 1,073,218 shares owned by Reporting Person’s spouse, John W. Sammon through the John W Sammon Revocable Trust of which Mr. Sammon is the trustee, as to which she disclaims beneficial ownership.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% of Common Stock (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 26,864,741 shares of PAR Technology Corporation common stock outstanding as of November 2, 2021 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 698884103	Schedule 13G

1	NAMES OF REPORTING PERSONS J.W. Sammon Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,620
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,620
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,620
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% of Common Stock (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 26,864,741 shares of PAR Technology Corporation common stock outstanding as of November 2, 2021 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 698884103	Schedule 13G

1	NAMES OF REPORTING PERSONS Sammon Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% of Common Stock (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Based on 26,864,741 shares of PAR Technology Corporation common stock outstanding as of November 2, 2021 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2021.

Schedule 13G

Item 1.

(a)	Name of Issuer

PAR Technology Corporation

(b)	Address of Issuer’s Principal Executive Offices

PAR Technology Park

8383 Seneca Turnpike

New Hartford, NY 13413

Item 2.

(a)	Name of Person Filing

John W. Sammon, Jr. (“JW Sammon”)

Deanna D. Sammon (“DD Sammon”)

J.W. Sammon Corp. (“JWSCorp”)

(b)	Address of Principal Business Office or, if none, Residence

JW Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413

DD Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413

JWSCorp: 408 Lomond Place, Utica, NY 13502

(c)	Citizenship

JW Sammon and DD Sammon are citizens of the United States of America.

JWSCorp is a New York corporation.

(d)	Title of Class of Securities

Common Stock, par value $0.02 per share

(e)	CUSIP Number

CUSIP No. 698884103

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned.

JW Sammon may be deemed the beneficial owner of 1,105,784 shares. This number consists of (i) 1,073,218 shares held for the account of JW Sammon, by the John W Sammon Revocable Trust, of which Mr. Sammon is the trustee, (ii) 11,946 shares held for the joint account of JW Sammon and DD Sammon, and (iii) 20,620 shares held for the account of JWSCorp by virtue of JW Sammon’s position as an officer and 50% shareholder of JWSCorp.

DD Sammon may be deemed the beneficial owner of 32,566 shares. This number consists of (i) 11,946 shares held for the joint account of JW Sammon and DD Sammon, and (ii) 20,620 shares held for the account of JWSCorp by virtue of DD Sammon’s position as an officer and 50% shareholder of JWSCorp.

JWSCorp may be deemed the beneficial owner of 20,620 shares held for its own account.

(b)	Percent of class:

JW Sammon may be deemed to beneficially own 4.1%, DD Sammon may be deemed to beneficially own 0.1%, and JWSCorp may be deemed to beneficially own 0.1%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

JW Sammon has sole power to vote or direct the vote of 1,073,218 shares.

JWSCorp may be deemed to have the sole power to vote or direct the vote of 20,620 shares held for its own account.

(ii)	Shared power to vote or to direct the vote

JW Sammon has shared power to vote or direct the vote of 32,566 shares consisting of (i) 11,946 shares held for the joint account of JW Sammon and DD Sammon and (ii) 20,620 shares held for the account of JWSCorp by virtue of his position as an officer and 50% shareholder of JWSCorp.

DD Sammon has shared power to vote or direct the vote of 32,566 shares consisting of (i) 11,946 shares held for the joint account of JW Sammon and DD Sammon and (ii) 20,620 shares held for the account of JWSCorp by virtue of her position as an officer and 50% shareholder of JWSCorp.

(iii)	Sole power to dispose or to direct the disposition of

JW Sammon has the sole power to dispose or direct the disposition of 1,073,218 shares held for his own account, by the John W Sammon Revocable Trust, of which Mr. Sammon is the trustee.

JWSCorp may be deemed to have the sole power to dispose or direct the disposition of 20,620 shares held for its own account.

(iv)	Shared power to dispose or to direct the disposition of

JW Sammon has shared power to dispose or direct the disposition of 32,566 shares consisting of (i) 11,946 shares held for the joint account of JW Sammon and DD Sammon and (ii) 20,620 shares held for the account of JWSCorp by virtue of his position as an officer and 50% shareholder of JWSCorp.

DD Sammon has shared power to dispose or direct the disposition of 32,566 shares consisting of (i) 11,946 shares held for the joint account of JW Sammon and DD Sammon and (ii) 20,620 shares held for the account of JWSCorp by virtue of her position as an officer and 50% shareholder of JWSCorp.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022
/s/ John W. Sammon, Jr.
Signature

John W. Sammon, Jr.
Name

An Individual

Date: February 14, 2022
/s/ Deanna D. Sammon
Signature

Deanna D. Sammon
Name

An Individual

Date: February 14, 2022		J.C. Sammon Corp.

	By:	/s/ John W. Sammon, Jr.
Signature

	Name:	John W. Sammon, Jr.
	Title:	President

Date: February 14, 2022		Sammon Family Limited Partnership

	By:	John W. Sammon Corp., its General Partner

	By:	/s/ John W. Sammon, Jr.
Signature

	Name:	John W. Sammon, Jr.
	Title:	President